Exhibit 99.2

RECENT DEVELOPMENTS

Unaudited Consolidated Balance Sheet as at March 31, 2018

Set forth below is the unaudited consolidated balance for Sanofi as at March 31, 2018 and December 31, 2017.

ASSETS

(€ million)	March 31, 2018	December 31, 2017(1)
Property, plant and equipment	9,356	9,579
Goodwill	41,194	40,264
Other intangible assets	21,008	13,080
Investments in associates and joint ventures	2,786	2,847
Other non-current assets	3,311	3,364
Deferred tax assets	4,238	4,291

Non-current assets	81,893	73,425

Inventories	7,036	6,818
Accounts receivable	6,389	7,216
Other current assets	2,203	2,005
Cash and cash equivalents	12,799	10,315

Current assets	28,427	26,354

Assets held for sale or exchange	1,343	34

TOTAL ASSETS	111,663	99,813

(1)	Including impacts of IFRS15 implementation on revenue recognition.

EQUITY AND LIABILITIES

(€ million)	March 31, 2018	December 31, 2017(1)
Equity attributable to equity holders of Sanofi	58,088	58,070
Equity attributable to non-controlling interests	165	169

Total equity	58,253	58,239

Long-term debt	21,460	14,326
Non-current liabilities related to business combinations and to non-controlling interests	1,107	1,026
Non-current provisions and other non-current liabilities	8,713	9,154
Deferred tax liabilities	3,292	1,605

Non-current liabilities	34,572	26,111

Accounts payable	4,330	4,633
Current liabilities related to business combinations and to non-controlling interests	340	343
Other current liabilities	8,329	9,212
Short-term debt and current portion of long-term debt	5,542	1,275

Current liabilities	18,541	15,463

Liabilities related to assets held for sale or exchange	297	—

TOTAL EQUITY AND LIABILITIES	111,663	99,813

(1)	Including impacts of IFRS 15 implementation on revenue recognition.

Other Recent Events

In addition to the information included under “Information on Q1 2018 Financial Results” in Exhibit 99.1, Sanofi has reported the following recent developments:

•	On April 24, 2018, Sanofi announced that Elias Zerhouni, M.D., Head of Global Research and Development, will retire from Sanofi effective June 30, 2018, and will be succeeded by John C. Reed, M.D. Ph.D. effective as of July 1, 2018.

•	On May 2, 2018, Sanofi’s shareholders approved resolutions submitted for a vote at the Combined General Shareholders’ Meeting. In particular, the shareholders approved the distribution of a cash dividend of €3.03 per share, with a total payment of €3.8 billion made on May 15, 2018. The General Meeting also renewed the appointment of Directors Olivier Brandicourt, Patrick Kron and Christian Mulliez and approved the appointment of Emmanuel Babeau as independent Director, for a term of four years.

•	On May 14, 2018, Sanofi announced the results of its tender offer for all the outstanding shares of Ablynx, a Belgian company, which resulted in Sanofi owning 95.60% of the outstanding shares of the company. Ablynx, whose ordinary shares are listed on Euronext Brussels and whose American Depositary Shares are listed on NASDAQ, is engaged in the development of nanobodies. Settlement of the tender offer occurred on May 18, 2018 for €3.7 billion. Sanofi also commenced the squeeze-out procedure to acquire those securities not previously tendered in the offers. The squeeze-out period will expire on June 12, 2018. In connection with the tender offer, Sanofi entered into a €4.2 billion term facility agreement with BNP Paribas Fortis SA/NV on January 28, 2018, which agreement was amended on March 29, 2018. On May 25, 2018, Sanofi reduced the amount of the term facility to €200 million, which is expected be canceled without being drawn, upon completion of the squeeze-out procedure.

•	Between March 31, 2018 and June 8, 2018, Sanofi has issued U.S. commercial paper for a total consideration of $6.1 billion and has repaid $4.5 billion of the issued commercial paper, resulting in a net increase of $1.7 billion of Sanofi’s outstanding commercial paper.

•	On June 11, 2018, Sanofi launched its Action 2018 Shareholding Plan, pursuant to which Sanofi may sell up to 0.5% of its ordinary shares to its eligible employees.